Mail Stop 3561
                                                            August 23, 2017


Ronald T. Hundzinski
Vice President and Chief Financial Officer
BorgWarner Inc.
3850 Hamlin Road
Auburn Hills, MI 48326

       Re:     BorgWarner Inc.
               Form 10-K for Fiscal Year Ended December 31, 2016
               Filed February 9, 2017
               File No. 001-12162
               Response Dated July 10, 2017

Dear Mr. Hundzinski:

       We have reviewed your July 10, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Unless we note otherwise, our references to prior comments are to comments in our July 10,
2017 letter.

Notes to Consolidated Financial Statements

Note 14: Contingencies

Asbestos-related Liability, page 95

1. We note your response to our prior comment 1 that you concluded a liability for potential claims not asserted was probable prior to the quarter ending December 31, 2016 but you did not attempt to estimate a liability because you concluded you could not develop a reasonable estimate.

   In your response to our prior comment 4 you state that you retained the third-party consultant to provide specialized actuarial assistance in connection with the estimation of your asbestos-
 Ronald T. Hundzinski
BorgWarner Inc.
August 23, 2017
Page 2

    related claims asserted but not yet resolved and those not yet asserted. You state your in-
    house personnel have experience with issues respecting asbestos-related claims, including, for example, in analyzing your asbestos claims information, identifying trends in your claims experience, and estimating the aggregate costs to be incurred on account of asbestos-related claims asserted but not yet resolved. You determined, however, that you required additional actuarial expertise specific to the estimation and modeling of asbestos-related liabilities over significant future periods (i.e., approximately 50 years) in order to conduct an estimation of your asbestos-related claims not yet asserted.

    Such expertise included the ability to create a reliable model of the incidence of asbestos-
    related disease in the U.S. population generally over the expected claiming period, and then to obtain the projected number of potential asbestos-related claims that may be asserted against you resulting from such model in order to create an aggregate estimate of the value of potential asbestos-related claims that may be asserted against you in the future. It continues to be unclear why you did not retain a third-party consultant prior to third quarter of 2016 to provide that specialized actuarial assistance in connection with the estimation of your asbestos-related claims asserted but not yet resolved and those not yet asserted.

    Paragraph 450-20-25-5 states that accrual of a probable loss should not be delayed until only a single amount can be reasonably estimated. To the contrary, when a loss is probable and information available indicates that the estimated amount of loss is within a range of amounts, it follows that some amount of loss has occurred and can be reasonably estimated.
    Thus, when a loss is probable and the reasonable estimate of the loss is a range, an amount should be accrued for the loss.

    Paragraph 450-20-30-1 states if some amount within a range of loss appears to be a better estimate than any other amount within the range, that amount shall be accrued. When no amount within the range is a better estimate than any other amount, however, the minimum amount in the range should be accrued. Therefore, your basis for limiting your ASC 450 assessment to asbestos-related claims asserted but not yet resolved continues to be unclear.

    An ASC 450 assessment should consider all claims both asserted but not yet resolved and claims not yet asserted. Based on your assertion that losses for claims not yet asserted were probable (i.e., not zero), it appears that the conditions to record a liability would be met for at least a minimum amount within a range. Therefore, please address the following:

    Your disclosure states that "the Company has made enhancements to the management and analysis of asbestos-related claims, including specifically: the engagement of new National
    Coordinating Counsel with significant asbestos litigation experience and a global presence, the engagement of several new local counsel panels; outsourcing administration and claims handling to a third party; implementing various improvements in the processing of asbestos-
    related claims so as to allow the Company's management to have greater real-time insight into the handling of individual asbestos-related claims; and increasing audits and compliance reviews of counsel handling asbestos-related claims. This process has as of the end of 2016
 Ronald T. Hundzinski
BorgWarner Inc.
August 23, 2017
Page 3

    resulted in improvements in both the quantity and the quality of the information available to the Company's management respecting individual asbestos-related claims and their handling and disposition. This process has also resulted, in the Company's view, in an increased ability to reasonably forecast the aggregate number of potential future asbestos-related claims that may be asserted against the Company."

               a) Please explain in what ways the enhancements improved both the quantity and quality of the information available to management.
               b) Compare the quality and quantity of the information available to management before and after the company's enhancements and why there were differences.
               c) Please explain why you undertook to implement those enhancements and why they were implemented at that time.

2. We note your disclosure that "The comparatively large number of claims resolved in 2015 reflected the Company's efforts to dismiss large numbers of inactive or otherwise unmeritorious claims in order to be better positioned to evaluate remaining and future claims, while the smaller number of total claims resolved in 2016 reflects in part the outcome of those efforts." We also note your disclosure that "in recent years, the Company has made enhancements to the management and analysis of asbestos-related claims" and that "this process has also resulted, in the Company's view, in an increased ability to reasonably forecast the aggregate number of potential future asbestos-related claims that may be asserted against the Company."

           a) Please tell us in detail the nature of the "enhancements to the management and analysis of asbestos-related claims" that you made and indicate the extent to the procedures the company undertook prior to the enhancements to the management and analysis of asbestos-related claims differed.
           b) Please describe the nature of the efforts the Company undertook that resulted in the "comparatively larger number of claims resolved in 2015."
           c) Please explain why you undertook these efforts and what prompted you to undertake those efforts at that time.
           d) We note your disclosure that appears to state that you undertook these efforts "to be better positioned to evaluate remaining and future claims". Please tell us whether or not the efforts you took to dismiss large numbers of inactive or otherwise unmeritorious claims that resulted in you being in a better position to evaluate remaining and future claims also provided you with a better position to determine a reliable estimate of your unasserted asbestos claims.
           e) Please explain to us how you obtained information about existing and future claims prior to the efforts that resulted in the claims being resolved in 2015.

3. We note your disclosure that "Legislative and judicial developments affecting the U.S. tort system generally, including medical criteria legislation, procedural reforms, and docket control measures relating to so-called unimpaired claims, have also stabilized certain aspects of the Company's defense efforts respecting asbestos-related claims and allowed the
 Ronald T. Hundzinski
BorgWarner Inc.
August 23, 2017
Page 4

    Company greater insight into the number and value of potential future claims in recent years." Please tell us when these developments took place and tell of the period of time you refer to as "in recent years."

4. We note your disclosure that a third party consultant was hired in the third quarter of 2016 and that the "consultant's work utilized the updated data and analysis resulting from the
   Company's claim review process". Please explain to us what you mean when you refer to
   "updated data". Please clarify in your response whether or not the "updated data" included information that was used by the company in its management and analysis of asbestos-related claims prior to implementing the enhancements."

5. We note your disclosure that "In developing the estimate of liability for potential future claims, the third-party consultant projected a potential number of future claims based on the
   Company's historical claim filings and patterns and compared that to anticipated levels of unique plaintiff asbestos-related claims asserted in the U.S. tort system against all defendants. The consultant also utilized assumptions based on the Company's historical proportion of claims resolved without payment, historical settlement costs for those claims that result in a payment, and historical defense costs. The liabilities were then estimated by multiplying the pending and projected future claim filings by projected payments rates and average settlement amounts and then adding an estimate for defense costs." Please explain to us why historical data was used when it was previously considered unreliable. Also clarify whether or not the historical data was updated as a result of the enhancements the Company made to its management and analysis of asbestos-related claims.

6. Please provide us with a schedule that identifies the following for each annual period from
   2005 to 2016.

           a)   Number of claims filed
           b)   Number of claims settled
           c)   Number of claims dismissed
           d) Number of claims outstanding at the beginning and end of the period
           e) Asbestos liability asserted claims at the beginning of the period
           f)   Asbestos liability accrued for asserted claims
           g)   Asbestos liability asserted at the end of the period
           h) Asbestos liability unasserted claims at the beginning of the period
           i)   Asbestos liability accrued for unasserted claims
           j)   Asbestos liability unasserted at the end of the period
           k)   Settlements paid
           l)   Average settlement per claim
           m)   Average period of time to settle a claim
           n)   Insurance proceeds received
           o)   Defense costs associated with asbestos related claims
 Ronald T. Hundzinski
BorgWarner Inc.
August 23, 2017
Page 5

7. We note your disclosure that "The inability to arrive at a reasonable estimate of the liability for potential asbestos-related claims that may be asserted in the future was based on, among other factors, the volatility in the number and type of asbestos claims that may be asserted, changes in asbestos-related litigation in the United States, the significant number of co-
   defendants that have filed for bankruptcy, the magnitude and timing of co-defendant bankruptcy trust payments, the inherent uncertainty of future disease incidence and claiming patterns against the Company, and the impact of tort reform legislation that may be enacted at the state or federal levels." Please explain why these factors caused you to be unable to arrive at a reasonable estimate of unasserted asbestos-related claims in prior periods but did not cause you to be unable to arrive at a reasonable estimate of unasserted asbestos-related claims in 2016. We note your disclosure on page 97 that the 2016 estimate of unasserted asbestos-related claims "is based on currently available information and assumptions that the
   Company believes are reasonable."

8. Refer to prior comment 3. Please disclose the range of reasonable possible losses in excess of your asbestos-related accrual as required by ASC 450-20-50-3 and 50-4.

       You may contact Patrick Kuhn at (202) 551-3308 or me at (202) 551-3380 with any questions.

                                                            Sincerely,

                                                            /s/ Lyn Shenk

                                                            Lyn Shenk
                                                            Branch Chief
                                                            Office of
Transportation and Leisure